Exhibit 99.1

Autohome Inc. Announces Completion of Share Transfer and Change of Directors

BEIJING, August 27, 2025 – Autohome Inc. (NYSE: ATHM; HKEX: 2518) (“Autohome” or the “Company”), the leading online destination for automobile consumers in China, today announced that the Company has been informed by Yun Chen Capital Cayman (“Yun Chen”) and CARTECH HOLDING COMPANY (“CARTECH”), a subsidiary of Haier Group Corporation (“Haier Group”), that the share transfer (the “Share Transfer”) under the share sale and purchase agreement (the “Share Sale and Purchase Agreement”) dated February 20, 2025 between Yun Chen and CARTECH, as previously disclosed on February 20, 2025, was completed on August 27, 2025.

Following the completion of the Share Transfer, Yun Chen now holds 23,916,500 ordinary shares of the Company, representing approximately 5.1%1 of the total issued and outstanding shares of the Company, and has ceased to be the controlling shareholder of the Company. CARTECH, having acquired 200,884,012 ordinary shares of the Company, now holds approximately 43.0%1 of the total issued and outstanding shares of the Company and has become the controlling shareholder of the Company.

The Company further announces that, effective upon the completion of the Share Transfer, (i) Mr. Song Yang has resigned from his positions as a director of the Company (“Director”) and the chief executive officer of the Company (the “Chief Executive Officer”), and has assumed the role of Senior Vice President of the Company; (ii) Ms. Keke Ding has resigned from her positions as a Director and a member of both the Nominating and Corporate Governance Committee and the Compensation Committee of the board of Directors (the “Board”); and (iii) Dr. Fan Lu has resigned from his position as a Director. The Company would like to take the opportunity to express its sincere gratitude to Mr. Yang, Ms. Ding and Dr. Lu for their valuable contribution to the Company during their tenure.

Furthermore, the Company is pleased to announce that, effective upon the completion of the Share Transfer, (i) Mr. Chi Liu has been appointed as the chairman of the Board, a Director, the Chief Executive Officer and the chairman of both the Nominating and Corporate Governance Committee and the Compensation Committee of the Board; (ii) Mr. Haishan Liang has been appointed as a Director and a member of the Nominating and Corporate Governance Committee of the Board; (iii) Ms. Cuimei Zhang has been appointed as a Director; (iv) Mr. Shenglei Zhou has been appointed as a Director and a member of the Nominating and Corporate Governance Committee of the Board; and (v) Mr. Xing Fang has been appointed as a Director and a member of the Compensation Committee of the Board. The Board determined that Mr. Chi Liu, Mr. Haishan Liang, Ms. Cuimei Zhang, Mr. Shenglei Zhou and Mr. Xing Fang have valuable and relevant qualifications and experience, and it is in the best interests of the Company to make the abovementioned appointments. Additionally, the Company is pleased to announce that the Board has formed a Compliance Management Committee to assist the Board in designing, overseeing and reviewing the Company’s compliance and risk management systems and monitoring the implementation and operation of policies and procedures to manage key risks except financial risks. The Compliance Management Committee is composed of Ms. Cuimei Zhang, Mr. Shenglei Zhou and Mr. Tianruo Pu, with Ms. Cuimei Zhang serving as its chairperson.

Mr. Chi Liu has over 20 years of corporate management experience and currently serves as a member of the Board of Directors of Haier Group, as well as Head of the CARTech Automotive Business Division. Since joining Haier Group in 1998, Mr. Liu has held numerous key positions including Product Manager for refrigerators, Regional Manager for the Guizhou Center, General Manager of the Guizhou, Zhengzhou, and Beijing centers, Head of the Central South Regional Division, General Manager of the Engineering Department, and General Manager of both the Business Process Promotion Department and the Energy-Saving Project Division. Mr. Liu graduated from Wuhan Transportation University (now part of Wuhan University of Technology) with a Bachelor’s degree in Equipment Engineering and Management.

[1]

Based on 467,282,952 issued and outstanding shares (excluding 42,104,648 treasury shares and shares that had been issued and reserved for the purpose of the share incentive plans of the Company) as of June 30, 2025.

Mr. Haishan Liang has over 30 years of leadership and management experience. He currently serves as Vice Chairman and President of the Board of Directors of Haier Group. Since joining Haier Group in 1988, Mr. Liang has held a number of important positions, including Director of the Enterprise Management Office and Head of Quality at Qingdao Refrigerator Factory, General Manager of Haier Air Conditioner Co., Ltd., and Director of Logistics at Haier Group. Beginning in 2000, he served as Vice President, Senior Vice President, President of the White Goods Group, Executive Vice President, Vice Chairman of the Board of Directors, Rotating President and Executive President of Haier Group. On November 5, 2021, Mr. Liang was appointed as Vice Chairman and President of the Board of Directors of Haier Group. Mr. Liang holds both a Bachelor’s and a Doctorate degree awarded by Xi’an Jiaotong University.

Ms. Cuimei Zhang has over 20 years of experience in compliance, legal risk management, and investment and financing. Since joining Haier Group, she has served as General Manager of the Group’s Overseas Legal Department, and currently holds the position of Chief Commercial Legal Counsel. She also serves as Chair of the Group’s Legal and Compliance Executive Committee and the Intellectual Property Compliance Executive Committee. Ms. Zhang holds a Master’s degree in Economic Law from Xi’an Jiaotong University.

Mr. Shenglei Zhou has more than 20 years of cross-industry management, strategic planning, and business development experience. He currently serves as Deputy General Manager and Director of Strategic Investment of the CARTech Automotive Business Division at Haier Group, overseeing strategic development of the group’s automotive industry internet platform. Since joining Haier Group in 2005, Mr. Zhou has held various senior positions across the home appliance and smart home sectors, including Regional Sales Representative in Fuzhou, Director of Home Appliance Business at Group Headquarters, and General Manager of provincial branches (Qingdao, Guizhou, Jiangxi), as well as General Manager of the Smart Home Division (Shaohaihui). He holds a Bachelor’s degree in Electrical Engineering from China University of Mining and Technology and an EMBA in Finance from Guanghua School of Management at Peking University.

Mr. Xing Fang boasts nearly 15 years of profound expertise in human resources management, with extensive practical experience accumulated in organizational structure design, talent pipeline development, and compensation and incentive system formulation. Currently serving as the Human Resources Director of CARTech Automotive Business Division at Haier Group, he has overseen the full-cycle development of this business platform from scratch, focusing on establishing a core talent pipeline and systematically constructing performance-oriented incentive mechanisms. Since joining Haier Group in 2011, Mr. Fang has held key positions within the Home Appliance Business Division, including HR leadership roles in the Refrigerator R&D Division, Sales Branch Company, and Air Conditioning Business Division. He has achieved significant results in implementing HR strategies, fostering cross-functional team collaboration, and iterating talent management systems. Mr. Fang graduated from Shandong University of Science and Technology with a Bachelor of Science degree.

About Autohome Inc.

Autohome Inc. (NYSE: ATHM; HKEX: 2518) is the leading online destination for automobile consumers in China. Its mission is to relentlessly reduce auto industry decision-making and transaction costs driven by advanced technology. Autohome provides occupationally generated content, professionally generated content, user-generated content, and AI-generated content, a comprehensive automobile library, and extensive automobile listing information to automobile consumers, covering the entire car purchase and ownership cycle. The ability to reach a large and engaged user base of automobile consumers has made Autohome a preferred platform for automakers and dealers to conduct their advertising campaigns. Further, the Company’s dealer subscription and advertising services allow dealers to market their inventory and services through Autohome’s platform, extending the reach of their physical showrooms to potentially millions of internet users in China and generating sales leads for them. The Company offers sales leads, data analysis, and marketing services to assist automakers and dealers with improving their efficiency and facilitating transactions. Autohome operates its “Autohome Mall,” a full-service online transaction platform, to facilitate transactions for automakers and dealers. Further, through its websites and mobile applications, it also provides other value-added services, including auto financing, auto insurance, used car transactions, and aftermarket services. For further information, please visit https://www.autohome.com.cn.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar statements. Statements that are not historical facts, including statements about Autohome’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks is included in Autohome’s filings with the SEC and announcements on the website of the Hong Kong Stock Exchange. All information provided in this press release is as of the date of this press release, and Autohome does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Autohome Inc.

Investor Relations

Sterling Song

Investor Relations Director

Tel: +86-10-5985-7483

E-mail: ir@autohome.com.cn

Christensen China Limited

Suri Cheng

Tel: +86-185-0060-8364

E-mail: suri.cheng@christensencomms.com